CUSIP No. G1466R207 Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Borr Drilling Ltd

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

G1466R207

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G1466R207	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Schlumberger Oilfield Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,131,700 Common Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,131,700 Common Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,131,700 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.48%(1)
12	TYPE OF REPORTING PERSON OO

(1)

Based on 112,278,065 Common Shares outstanding as of December 31, 2019, as reported on Form 6-K submitted by the Issuer to the Securities and Exchange Commission (the “SEC”) on February 28, 2020. Effective as of June 5, 2020, the Issuer had 158,431,911 Common Shares outstanding, as reported on Form 20-F submitted by the Issuer to the SEC on June 16, 2020. As a result, effective as of June 5, 2020, the Reporting Person beneficially owned approximately 9.55% of the Issuer’s outstanding Common Stock.

CUSIP No. G1466R207 Page 3 of 5

Item 1.

(a)	Name of Issuer:

Borr Drilling Ltd

(b)	Address of Issuer’s Principal Executive Offices:

E. Pearman Building, 2nd Floor

9 Par-la-Ville Road

Hamilton, HM 11, Bermuda

Item 2.

(a)	Name of Person Filing:

Schlumberger Oilfield Holdings Limited

(b)	Address of Principal Business Office:

Craigmuir Chambers

P.O. Box 71

Road Town

Tortola

British Virgin Islands

(c)	Citizenship:

Schlumberger Oilfield Holdings Limited is a company organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

G1466R207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. G1466R207 Page 4 of 5

Item 4.	Ownership.

Amount beneficially owned:

15,131,700 Common Shares

(b)	Percent of class:

13.48%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

15,131,700 Common Shares

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

15,131,700 Common Shares

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G1466R207 Page 5 of 5

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020	Schlumberger Oilfield Holdings Limited

	By:	/s/ Celia Rodrigues
	Name:	Celia Rodrigues
	Title:	Vice President and Treasurer